Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: + 30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com

For Immediate Release

Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2021

ATHENS, GREECE, February 25, 2022 – Performance Shipping Inc. (NASDAQ: PSHG) (the “Company”), a global shipping company specializing in the ownership of tanker vessels, today reported a net loss from continuing and discontinued operations attributable to common stockholders of $2.1 million for the fourth quarter of 2021, compared to a net loss from continuing and discontinued operations attributable to common stockholders of $2.5 million for the same period in 2020. Loss per share, basic and diluted, for the fourth quarter of 2021 and 2020 was $0.41 and $0.51, respectively.

Revenue from continuing and discontinued operations was $9.6 million ($5.4 million net of voyage expenses) for the fourth quarter of 2021, compared to $7.2 million ($3.9 million net of voyage expenses) for the same period in 2020. This increase was attributable to the increased time-charter equivalent rates (TCE rates) achieved during the quarter and also to the increase of the Company’s ownership days, after the acquisition of the M/T P. Yanbu in December 2020. Fleetwide, the average time charter equivalent rate for the fourth quarter of 2021 was $13,370, compared with an average rate of $10,114 for the same period in 2020. During the fourth quarter of 2021, net cash used in operating activities of continuing and discontinued operations was $1.8 million, compared with net cash provided by operating activities of continuing and discontinued operations of $0.9 million for the fourth quarter of 2020.

Net loss from continuing and discontinued operations for the year ended December 31, 2021, amounted to $9.7 million, compared to net income from continuing and discontinued operations of $3.8 million for the year ended December 31, 2020. Net loss from continuing and discontinued operations attributable to common stockholders for the year ended December 31, 2021, amounted to $9.7 million, and resulted in a loss per share, basic and diluted, of $1.93. Net income from continuing and discontinued operations attributable to common stockholders for the year ended December 31, 2020, amounted to $5.2 million, due to a one-time gain of $1.5 million derived from the repurchase of the Series C preferred shares, and resulted in earnings per common share, basic and diluted, of $1.06 and $1.05, respectively.

As of December 31, 2021, the Company’s number of common shares issued and outstanding was 5,082,726.

Commenting on the results of the fourth quarter of 2021, Mr. Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“Spot charter rates in the fourth quarter of 2021 showed a modest recovery as a result of oil-producing countries continuing their marginal increases in crude oil and refined petroleum products production to address the increased level of oil consumption, oil prices, and the depletion of global inventories. Aframax spot rates increased from an average of $3,479 per day in the third quarter of 2021 to an average of $11,093 per day in the fourth quarter of 2021, whereas our company has significantly outperformed the market, as our fleetwide average time charter equivalent rates were even higher at $9,335 and $13,370 for the equivalent periods.

“So far, during the first quarter of 2022, we have seen a deterioration in tanker charter rates partially explained by production challenges faced by certain members of OPEC+, as well as geopolitical concerns. Nevertheless, we continue to believe that the tanker charter rate environment will recover in the medium term, supported by the increasing global need for crude oil restocking, along with positive demand prospects.

“During the fourth quarter of 2021, we completed the special survey and installation of the ballast water treatment system (BWTS) on the M/T P. Fos and commenced similar work on the M/T Blue Moon. We plan on having 100% of our existing fleet BWTS fitted following scheduled work~~s~~ on the M/T P. Kikuma at the end of this year.

“As a result of our financial results, and in accordance with our dividend policy, we will not declare a dividend for our Q4 2021 results from operations.”

Tanker Market Update for the fourth quarter of 2021:

• Tanker fleet supply was 652.2 million dwt, down 0.06% from 652.6 million dwt from the previous quarter, and up 1.6% from Q4 2020 levels of 641.8 million dwt.

• Tanker demand in billion tonne-miles is projected to increase by a firm 7.4% in full year 2022, supported by a noticeable recovery in oil demand from 2020 lows, by the gradual increase in OPEC+ and non-OPEC oil production.

• Tanker fleet supply in deadweight terms is estimated to grow by a moderate 2.0% in 2022.

• Crude tanker fleet utilization was estimated at 79.0%, up from 77.0% in the previous quarter and slightly down from Q4 2020 levels of 80.0%.

• Newbuilding tanker contracting stood at just 1.9 million dwt in the fourth quarter, resulting in a tanker orderbook to fleet ratio of 7.4%, the lowest level seen since 1996.

• Daily spot charter rates for Aframax tankers averaged $11,093, up 218.9% from the previous quarter average of $3,479 and up 94.2% from the Q4 2020 average of $5,713.

• The value of a 10-year-old Aframax tanker ended the fourth quarter at $27.0 million, up 3.8% from $26.0 million in the previous quarter, and up 31.7% from the assessed value of $20.5 million seen in Q4 2020.

• The number of tankers occupied with floating storage (excluding dedicated storage) was 176 (27.0 million dwt), up 3.5% from 170 (25.4 million dwt) from the previous quarter and down 19.0% from Q4 2020 levels of 217 (37.0 million dwt).

• Global oil consumption was 99.7 million bpd, up 1.5% from the previous quarter level of 98.2 million bpd, and up 5.3% from Q4 2020 levels of 94.7 million bpd.

• Global oil production was 98.3 million bpd, up 1.9% from the previous quarter level of 96.5 million bpd and up 6.5% from Q4 2020 levels of 92.3 million bpd.

• OECD commercial inventories were 2,681.6 million barrels, down 2.4% from the previous quarter level of 2,748.8 million barrels, and down 11.3% from Q4 2020 levels of 3,024.9 million barrels.

The above market outlook update is based on information, data and estimates derived from industry sources, and there can be no assurances that such trends will continue or that anticipated developments in tanker demand, fleet supply or other market indicators will materialize. While we believe the market and industry information included in this release to be generally reliable, we have not independently verified any third-party information or verified that more recent information is not available.

Novel Coronavirus Risks:

On March 11, 2020, the World Health Organization declared the novel coronavirus (“COVID-19”) outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines, travel restrictions, and other emergency public health measures in an effort to contain the outbreak. Such measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets, which has reduced the global demand for oil and oil products, which the Company’s vessels transport, and has exposed the Company to the risk of volatility in the near-term. During the global gradual recovery from COVID-19, the Company continues to take proactive measures to ensure the health and wellness of its crew and onshore employees while endeavoring to maintain effective business continuity and uninterrupted service to its customers. The Company has incurred increased costs as a result of the restrictions imposed in various jurisdictions creating delays and additional complexities with respect to port calls and crew rotations. The overall impact of COVID-19 on the Company’s business, and the efficacy of any measures the Company takes in response to the challenges presented by the COVID-19 pandemic, will depend on how the outbreak further develops, the duration and extent of the restrictive measures that are associated with the pandemic and their impact on global economy and trade, which is still uncertain and may not be fully reflected in the Company’s financial results for the year ended December 31, 2021.

Summary of Selected Financial & Other Data (Continuing and Discontinued Operations1 )

	For the three months ended December 31,		For the years ended December 31,
	2021	2020	2021	2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
STATEMENT OF OPERATIONS DATA (in thousands of US Dollars):
Revenue	$9,647	$7,205	$36,491	$46,283
Voyage expenses	4,152	3,311	19,205	14,622
Vessel operating expenses	3,738	2,412	12,301	11,544
Net income / (loss)	(2,050)	(2,548)	(9,706)	3,777
Net income / (loss) attributable to common stockholders	(2,050)	(2,548)	(9,706)	5,190
Earnings / (Loss) per common share, basic	(0.41)	(0.51)	(1.93)	1.06
Earnings / (Loss) per common share, diluted	(0.41)	(0.51)	(1.93)	1.05
FLEET DATA
Average number of vessels	5.0	4.2	5.0	4.6
Number of vessels	5.0	5.0	5.0	5.0
Ownership days	460	385	1,825	1,689
Available days	411	385	1,735	1,689
Operating days (2)	363	321	1,483	1,515
Fleet utilization	88.3%	83.4%	85.5%	89.7%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (3)	$13,370	$10,114	$9,963	$18,745
Daily vessel operating expenses (4)	$8,126	$6,265	$6,740	$6,835

(1)	Discontinued Operations refer to our container vessels segment that we disposed of in 2020.

(2)
Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire. The specific calculation counts as on-hire the days of the ballast leg of the spot voyages, as long as a charter party is in place. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(3)
Time charter equivalent rates, or TCE rates, are defined as revenue (voyage, time charter and pool revenue), less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels despite changes in the mix of charter types (i.e., voyage (spot) charters, time charters and bareboat charters).

(4)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, lubricant costs, tonnage taxes, regulatory fees, environmental costs, lay-up expenses and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Fleet Employment Profile (As of February 25, 2022)
Performance Shipping Inc.’s fleet is employed as follows:

	Vessel	Year of Build	Capacity	Builder	Charter Type
	Aframax Tanker Vessels
1	BLUE MOON	2011	104,623 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Spot
2	BRIOLETTE	2011	104,588 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Pool
3	P. FOS	2007	115,577 DWT	Sasebo Heavy Industries Co. Ltd	Pool
4	P. KIKUMA	2007	115,915 DWT	Samsung Heavy Industries Co Ltd.	Spot
5	P. YANBU	2011	105,391 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Pool

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of Aframax tankers. The Company's current fleet is employed on spot voyages, time charters, and through pool arrangements.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending," and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand for our vessels, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, dry-docking and insurance costs, our future operating or financial results, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including the ongoing outbreak of the novel coronavirus (COVID-19) and its impact on the demand for seaborne transportation of petroleum and other types of products, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions or events, including the impact of conflict in Ukraine, the imposition of new international sanctions, “trade wars”, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Disclaimer

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

(See financial tables attached)

PERFORMANCE SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except for share and per share data
CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUING AND DISCONTINUED OPERATIONS)

	For the three months ended December 31,		For the years ended December 31,
	2021	2020	2021	2020
REVENUE:	(unaudited)	(unaudited)	(unaudited)
Revenue	$9,647	$7,205	$36,491	$46,283

EXPENSES:
Voyage expenses	4,152	3,311	19,205	14,622
Vessel operating expenses	3,738	2,412	12,301	11,544
Depreciation and amortization of deferred charges	1,912	1,631	7,472	5,898
Management fees	-	-	-	347
General and administrative expenses	1,468	1,858	5,782	7,985
Impairment losses	-	-	-	339
Gain on vessels' sale	-	-	-	(319)
Provision for credit losses and write offs	175	(73)	160	79
Foreign currency losses / (gains)	(48)	7	31	32
Operating income / (loss)	$(1,750)	$(1,941)	$(8,460)	$5,756

OTHER INCOME / (EXPENSES):
Interest and finance costs	(439)	(619)	(1,801)	(2,089)
Interest income	2	12	18	110
Gain from property sale	137	-	137	-
Other income	-	-	400	-
Total other expenses, net	$(300)	$(607)	$(1,246)	$(1,979)

Net income / (loss)	$(2,050)	$(2,548)	$(9,706)	$3,777
Gain from repurchase of preferred shares	-	-	-	1,500
Income allocated to participating securities	-	-	-	(87)

Net income / (loss) attributable to common stockholders	$(2,050)	$(2,548)	(9,706)	5,190

Earnings / (Loss) per common share, basic	$(0.41)	$(0.51)	$(1.93)	$1.06

Earnings / (Loss) per common share, diluted	$(0.41)	$(0.51)	$(1.93)	$1.05

Weighted average number of common shares, basic	5,032,698	4,966,210	5,026,300	4,875,475

Weighted average number of common shares, diluted	5,032,698	4,966,210	5,026,300	4,945,562

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS) (CONTINUING AND DISCONTINUED OPERATIONS)

	For the three months ended December 31,		For the years ended December 31,
	2021	2020	2021	2020
	(unaudited)	(unaudited)	(unaudited)
Net income / (loss)	$(2,050)	$(2,548)	$(9,706)	$3,777
Other comprehensive loss (Actuarial loss)	(10)	(61)	(10)	(61)
Comprehensive income/ (loss)	$(2,060)	$(2,609)	$(9,716)	$3,716

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(Expressed in thousands of US Dollars)

	December 31, 2021	December 31, 2020*
ASSETS	(unaudited)

Cash and cash equivalents	$9,574	$21,378
Vessels, net	123,036	128,108
Other fixed assets, net	151	1,135
Other assets	12,163	7,233
Total assets	$144,924	$157,854

LIABILITIES AND STOCKHOLDERS' EQUITY

Long-term debt, net of unamortized deferred financing costs	$49,898	$57,666
Other liabilities	7,677	3,391
Total stockholders' equity	87,349	96,797
Total liabilities and stockholders' equity	$144,924	$157,854

* The balance sheet data as of December 31, 2020 has been derived from the audited consolidated financial statements at that date.

OTHER FINANCIAL DATA (CONTINUING AND DISCONTINUED OPERATIONS)

	For the three months ended December 31,		For the years ended December 31,
	2021	2020	2021	2020
	(unaudited)	(unaudited)	(unaudited)
Net Cash provided by / (used in) Operating Activities	$(1,790)	$881	$(3,123)	$13,176
Net Cash provided by / (used in) Investing Activities	$1,070	$(22,235)	$(770)	$(40,146)
Net Cash provided by / (used in) Financing Activities	$(1,978)	$5,544	$(7,911)	$21,985

Dividend Policy – Quarterly Calculations

Our Board of Directors has adopted a variable quarterly dividend policy, pursuant to which we may declare and pay a variable quarterly cash dividend. If declared, the quarterly dividend is expected to be paid each February, May, August and November and  will be equal to available cash from operations during the previous quarter after cash payments for debt repayment and interest expense and reserves for the replacement of our vessels, scheduled drydockings, intermediate and special surveys and other purposes as our Board of Directors may from time to time determine are required, after taking into account contingent liabilities, the terms of any credit facility, our growth strategy and other cash needs as well as the requirements of Marshall Islands law. The declaration and payment of dividends is, at all times, subject to the discretion of our Board of Directors. Our Board of Directors may review and amend our dividend policy from time to time, in light of our plans for future growth and other factors.

In accordance with our dividend policy, and taking into account the above-listed factors, we expect to pay dividends only if during the preceding quarter Quarterly Cash Flow is positive and Quarter-End Excess Cash is also positive. As a general guideline, the amount of any such dividends is expected to be based on a pay-out ratio of the lower of i) Quarterly Cash Flow; and ii) Quarter-End Excess Cash. So long as our end of quarter outstanding debt exceeds our equity market capitalization our pay-out ratio is expected to be 50%. We will consider increasing the pay-out ratio gradually up to a maximum level of 90% that we may achieve when our end of quarter outstanding debt is less than 10% of our equity market capitalization. Quarter-End Excess Cash is defined as actual end of quarter Cash and Cash Equivalents over our Minimum Cash Threshold. Minimum Cash Threshold is defined as the sum of minimum liquidity pursuant to our loan agreements and $1.5 million per vessel. Our bank facilities currently require us to maintain minimum liquidity of $5.0 million.

Quarterly Cash Flow is equal to voyage and time charter revenues less voyage expenses, less vessel operating expenses, less general and administrative expenses, less - the greater of i) net interest expense and repayment of long-term bank debt or ii) fleet replacement reserves - and less maintenance reserves for our fleet.

We believe the above approach will ensure the sustainability of our Company and replacement of our fleet as during quarters where either Excess Cash is negative or Quarterly Cash Flow is negative, we will not pay dividends until Quarterly Cash Flow is positive and Excess Cash is also positive. Below are our calculations of Quarter-End Excess Cash and Quarterly Cash Flow for the fourth quarter of 2021.

DIVIDEND CALCULATIONS
(Expressed in thousands of U.S. Dollars)

For the three months ended December 31, 2021
Revenue	$9,647
Less, Voyage expenses	$(4,152)
Less, Vessel operating expenses	$(3,738)
Less, General and administrative expenses	$(1,448)

Less, Greater of (I) or (II):
Interest and finance costs	$(439)
Plus, Repayment of long-term bank debt	$(1,978)
Total (I)	$(2,417)
Or
Replacement reserve (II)	$(1,714)

Less, Maintenance reserve	(438)
Quarterly Cash Flow (A)	$(2,546)

Cash and cash equivalents	$9,574
Less, Minimum Cash Threshold	$12,500
Quarter-End Excess Cash (B)	$(2,926)

Quarterly Cash Flow Test (A) >0, AND	Not eligible for dividend
Quarter-End Excess Cash Test (B) >0	Not eligible for dividend
Cash Available for Dividend, lower (A) or (B)	$-
Payout ratio	50%
Quarterly Dividend	$-

(1)	General and administrative expenses, for the purpose of calculating dividends, exclude non-cash items.

(2)
Replacement reserves reflect the aggregate annual amount of cash that the Company retains to fund the replacement of each of its vessels. In addition to the replacement reserve retained and reinvested at a certain annual rate or equivalent debt repayment, the Company estimates at the specific expected replacement date to utilize funds from the proceeds of the scrap value of the vessels and the assumption of a modest level of debt to purchase the replacement vessel assuming such replacement is for a ten-year-old vessel at the ten-year historical mid-cycle value.

(3)
Maintenance reserves are based on an estimated cost for the drydock, intermediate and special surveys of the vessels in our fleet over the recurring statutory five-year survey period. They are used, instead of actual maintenance costs when incurred, for purposes of calculating the quarterly dividend to remove the additional cash flow variability during quarters that drydocks occur.